Stepan

Innovating for a better tomorrow.

2024 Annual Report

Financial Highlights

(dollars in thousands, except per share amounts)

		2024		2023	(2024 vs. 2023) % change		2022	(2023 vs. 2022) % change
Net Sales	$	2,180,274	$	2,325,768	(6)	$	2,773,270	(16)
Adjusted EBITDA[1]		186,952		180,022	4		301,482	(40)
Net Income		50,370		40,204	25		147,153	(73)
Adjusted Net Income[1]		50,470		50,692	0		153,473	(67)
Per Diluted Share		2.20		1.75	26		6.38	(73)
Percent of Net Sales		2.3%		1.7%	35		5.3%	(68)
Percent Return on Average Equity		4.2%		3.4%	24		13.1%	(74)
Depreciation and Amortization		112,197		105,338	7		94,650	11
Capital Expenditures		122,776		260,335	(53)		301,553	(14)
Dividends Per Common Share	$	1.51	$	1.47	3	$	1.37	7
Working Capital[2]		417,962		454,577	(8)		463,719	(2)
Current Ratio		1.2		1.4	(14)		1.6	(13)
Long-Term Debt, Less Current Maturities		332,632		401,248	(17)		455,029	(12)
Free Cash Flow[3]		39,277		(85,459)	146		(140,790)	39
Total Stepan Company Stockholders' Equity		1,169,934		1,216,490	(4)		1,166,065	4
Total Stepan Company Stockholders' Equity per Share		51.99		54.36	(4)		52.44	4
Average Common Shares Outstanding (Diluted)		22,931		22,946	0		23,064	(1)
Number of Stockholders		1,925		2,036	(5)		1,837	11

Stock Information

(New York Stock Exchange Symbol: SCL)

		2024		2023		2022
Stock Price Range	$	64.61-93.44	$	63.66-114.48	$	92.73-125.22
Dividends (Common)	$	1.51	$	1.47	$	1.37
Earnings Per Diluted Share	$	2.20	$	1.75	$	6.38
Return on Equity		4.20%		3.40%		13.10%
Book Value	$	51.99	$	54.36	$	52.44
Shares Outstanding		22,500,638		22,377,780		22,234,985

[1] Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. GAAP Reconciliations are set forth on page 11 of this Annual Report.

[2] The 2022 amount has been retrospectively changed from the amount previously reported as a result of the Company's change in method of calculating working capital. Working capital is now calculated by subtracting accounts payable from the sum of accounts receivable and inventories.

[3] Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2024 cash generated from operations was $162.1 million and capital expenditures were $122.8 million. In 2023 cash generated from operations was $174.9 million and capital expenditures were $260.3 million. In 2022 cash generated from operations was $160.8 million and capital expenditures were $301.6 million.

Certain information in this annual report consists of forward-looking statements which are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including without limitation, those described in the Company's Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission, and risks and uncertainties related to disruptions in production or accidents at manufacturing facilities, global competition, volatility of raw material and energy costs, disruptions in transportation or significant changes in transportation costs, reduced demand due to customer product reformations or new technologies, the probability of future acquisitions and the uncertainties related to the integration of acquired businesses, maintaining and protecting intellectual property rights, international business risks, including currency exchange rate fluctuations, legal restrictions and taxes, our debt covenants, our ability to access capital markets, downturns in certain industries and general economic downturns, global political, military, security or other instability, costs related to expansion or other capital projects, interruption or breaches of information technology systems, the costs and other effects of governmental regulation and legal and administrative proceedings and our ability to retain executive management and key personnel.





At Stepan Company, our vision is to provide innovative chemical solutions for a cleaner, healthier, more energy efficient world. We take pride in engaging our customers, identifying their unique challenges and helping them capture opportunities.

Stepan is a global specialty and intermediate chemical manufacturer that has been serving a broad range of industries since 1932. Today, Stepan is a $2 billion revenue Company and our continued success is driven by the passion and commitment of our almost 2,400 employees around the world. The entrepreneurial spirit of our founder, Alfred C. Stepan Jr., is still present as we continue to seek and develop solutions for our customers. It is our technical expertise and manufacturing network of 22 production facilities across 12 countries that give our customers confidence in Stepan product quality and service. Stepan is fueled by the science of tomorrow to help our customers succeed today. We will continue our resolute focus on operating responsibly with integrity while ensuring Stepan remains the "go to" source for our customers.







Luis E. Rojo
President and Chief Executive Officer

DEAR FELLOW
SHAREHOLDERS

I am honored to step into the role of President and CEO at a pivotal time for our Company. As we navigate the evolving landscape of our industry, I am committed to driving growth and innovation through dedicated partnerships with stakeholders and strategic investments throughout the Company.

Our collective efforts will focus on strengthening our organization and processes through technology, enhancing operational efficiencies, and expanding our market presence to improve profitability, deliver EBITDA growth and increase free cash flow. I am excited to lead the Stepan team, build on our strong foundation and achieve new heights in delivering long-term value for all our stakeholders.

The chemical industry was impacted by many factors in 2024, including supply chain dynamics affected by global economic and geopolitical factors, labor challenges, regulatory developments and digital transformation. At Stepan, we recognize that

to compete and thrive in our sector, we must evolve and adapt, develop creative solutions and embrace change. In that regard, 2024 was a transformative year for Stepan as we invested in several significant capital projects over the past few years. As we near completion of this capital investment phase, we are well positioned for future growth.

Stepan reported net income for 2024 of $50.4 million and adjusted net income of $50.5 million.[1] We delivered earnings growth in our Surfactants and Specialty Products businesses, fully offset by earnings decline in our Polymers business. Despite challenges faced with one-time events, including higher operating costs at our Millsdale (Elwood) site and the Asia fraud event, we delivered cost reduction of $48 million through supply chain efforts and the workforce productivity actions taken in the last quarter of 2023. We delivered full year adjusted EBITDA growth of 4% and positive free cash flow of $39.3 million in 2024.[2] We raised our dividend for the 57th consecutive year in 2024, a reminder of our ongoing commitment to returning value to our shareholders. I am committed to deleveraging the balance sheet, delivering additional adjusted EBITDA growth and generating free cash flow. Investments and initiatives that we have implemented over the past several years have positioned Stepan well to execute our strategic vision and deliver on these commitments.

Our Surfactants business showed year-over-year improvement with operating income of $85.6 million, growing 18% compared to 2023 and remaining the largest contributor to our overall business. Growth in key business lines was driven by volume and improved product and customer mix. The Surfactants team remains highly focused on our key growth

Operating Income by Segment 2020-2024
(dollars in thousands)

● Surfactants ● Polymers ● Specialty Products



	2020	2021	2022	2023	2024
Surfactants	$169,101	$165,999	$162,746	$72,399	$85,618
Polymers	$68,214	$73,591	$82,897	$60,770	$40,623
Specialty Products	$13,966	$14,178	$29,895	$11,476	$20,908

initiatives which include Crop Productivity, Oilfield Solutions and growth with customers who value and benefit from our formulation expertise. Adding over 1,700 new Tier 2 and 3 customers in 2024, this

[1] Adjusted net income is a non-GAAP measure. A GAAP reconciliation is set forth on page 11 of this Annual Report.
[2] Adjusted EBITDA is a non-GAAP measure. A GAAP reconciliation is set forth on page 11 of this Annual Report. Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2024 cash generated from operations was $162.1 million and capital expenditures were $122.8 million.

INVESTING FOR
STRATEGIC GROWTH

The capital projects Stepan has invested in are enhancing our offerings and capabilities and we are ensuring we have the right team in place to deliver the best products for our customers. The startup of our global state-of-the-art Alkoxylation hub in Pasadena, Texas is expected to enable strategically targeted growth across our Surfactants segment. This site will be Stepan's third Alkoxylation site and is advantageously located, providing redundancy and long-term capacity for growth in Specialty Alkoxylates for several of our key markets. This multi-reactor facility will bring online approximately 75KTA of annual alkoxylation capacity for a portfolio that has grown continually in recent years.





OPERATIONAL AND COST EXCELLENCE

We are committed to achieving cost and operational excellence through continuous improvement and strategic initiatives. By leveraging advanced technologies and process optimizations, we strive to enhance our efficiency and reduce operational costs. Our dedicated teams work tirelessly to streamline processes, minimize waste, and maximize resource utilization.

A critical component of our operational excellence is our unwavering commitment to safety. We believe that safety is the foundation upon which all other aspects of operational excellence are built. Our safety-first approach involves rigorous training, adherence to industry best practices, and continuous monitoring and improvement of our safety protocols.

Our efforts in sustainability focus on improvements, investments and innovations that reduce the environmental impact of our operations and products. We engage with suppliers and partners to progress sustainable solutions throughout our value chain and are increasingly focused on aligning our sustainability efforts with product performance and operational resilience.

Through these efforts, we aim to maintain our competitive edge, deliver superior value to our customers, and strengthen our position as a leader in the industry. Our commitment to cost and operational excellence is a cornerstone of our business strategy, enabling us to meet the evolving needs of our customers while fostering long-term growth and success for our Company.

remains an important growth channel within our Surfactants business and we remain committed to partnering with and servicing this segment.

Stepan's history is firmly rooted in helping our customers achieve their goals, and in 2024 our Crop Productivity team focused on tailoring solutions to help customers solve formulation challenges and enhance plant and soil health. Our Agricultural Formulation Service is built to address specific customer needs ranging from the development of field-ready formulations for crop protection and biological products. Close partnerships with customers are deepened by sharing technology roadmaps, and through sustainability workshops where cross-disciplinary teams identify opportunities for improving the environmental profile of products while retaining high performance standards.

Putting our customers first, Stepan's Oilfield Solutions team has developed a portfolio of high performing

Stock Performance*
(dollars)

■ Stepan Company ● Dow Jones Chemical Industry Index
◆ Russell 2000 Index



*Assumes $100.00 invested on December 31, 2019, in Stepan Company Stock, Dow Jones Chemical Industry Index and Russell 2000 Index.

In 2025, we will focus on improving profitability, delivering EBITDA growth and increasing free cash flow. The investments we have made will improve our ability to serve our customers, streamline our processes and drive out costs.



Net Income Attributable to Stepan Company
(dollars in thousands)

2020	2021	2022	2023	2024
126,770	137,804	147,153	40,204	50,370



Net Income Attributable to Stepan Company per Common Share
(diluted) (dollars)

2020	2021	2022	2023	2024
5.45	5.92	6.38	1.75	2.20

products used across stimulation and production. We expect our expanding range of products, including biocides, demulsifiers and production enhancers, to increase demand from customers globally. We are focused on delivering fit-for-purpose solutions by leveraging our technical, supply and production capabilities to meet the cost, performance and logistical needs of this dynamic sector.

While 2024 was difficult from a global demand standpoint and Polymer operating income declined by 33%, or $20.1 million, year over year, we remain committed to capturing growth by innovating to meet the emerging needs and diverse applications for our polyol products. Stepan Polymers cater to a range of markets, supporting the requirements for building insulation, fire protection, improved safety and durability. Innovation and sustainability are key to our approach to developing differentiated solutions for lamination that address more stringent

regulations and expectations to integrate reduced carbon footprint solutions. In 2024 we introduced new products that included a polyester polyol that combines the features of Stepan polyol technology with those of the polyester polyols acquired from INVISTA, to offer customers a high performing product



$**2.18**B
Revenue



$**50.37**M
Net Income

$**39.28**M
Free Cash Flow[1]





We are resolutely focused on strengthening Stepan's near and long-term financial performance, including deleveraging our balance sheet

with excellent processability in their plants. We also launched polyester polyols in both Europe and the U.S. that contain a bio-based material that is certified under the International Sustainability and Carbon Certification PLUS (ISCC PLUS). We have made significant progress in developing new and differentiated polyols for spray foam applications and integrating recycled and circular materials to further improve the sustainability profile of our product offerings.

Specialty Products also saw strong growth year over year in 2024 with an operating income of $20.9 million, up 82% from the prior year. Favorable market conditions coupled with diligent cost savings initiatives enabled growth in this segment. We believe demand growth for medium-chain triglycerides remains a strong

[1] Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2024 cash generated from operations was $162.1 million and capital expenditures were $122.8 million.

opportunity for Stepan, particularly in pharmaceutical and consumer-based applications.

Our opportunities for future growth would not be possible without the manufacturing investments we have made to strengthen our position in the markets we serve. With the highly anticipated startup of our state-of-the-art Alkoxylation facility in Pasadena, Texas, we plan to build on our leading range of specialty alkoxylates and unlock new growth in several markets, which include agriculture, construction and household end-use markets.

The capital projects we have invested in are enhancing our product offerings while ensuring that we improve supply chain reliability and resiliency, have the right production capacity and capability to meet our customers' needs. As we approach the completion of the largest multi-year capital portfolio in the Company's history, we are resolutely focused on strengthening Stepan's near and long-term financial performance, including deleveraging our balance sheet. As our cash position improves, we are committed to improving shareholder value and

reinvesting in innovation and growth capital for our strategic markets. Our strong foundation, combined with the cost reductions and strategic investments we have made, position us well to deliver future growth.

With growing demands related to sustainability, Stepan has focused on addressing requirements on data and reporting, developing sustainable solutions and engaging with customers and other stakeholders on sustainability goals. In 2024 our Sustainability team worked to prepare for new regulatory frameworks. We extended certification under the ISCC PLUS to all of Stepan's European manufacturing sites, enabling receipt, production and supply of sustainable products. We also made substantial progress in streamlining our capability to provide key sustainability data for our customers, including product carbon footprints (PCFs).

Our success at Stepan is driven by our passionate and dedicated workforce, and we prioritize the practices and culture of safety across the entire organization. While we reduced the number of process safety events by 15% compared to 2023,

INNOVATING FOR THE FUTURE

We are dedicated to innovating for the future by investing in research and development to create solutions that address the needs of our customers and the industry. Our innovation strategy focuses on customer needs by developing products that are not only high-performing but also sustainable. By fostering a culture of creativity and collaboration, we empower our team to push the boundaries of what is possible.

We are exploring cutting-edge technologies in areas such as green chemistry, biotechnology, and digital solutions to deliver breakthrough products that set new standards in performance and quality. Through partnerships with customers, suppliers and technology leaders, we stay at the forefront of innovation in our pursuit of a more sustainable and prosperous future for Stepan and our shareholders.



Total Stepan Company Equity per Share
(dollars)



2020	2021	2022	2023	2024
43.91	47.91	52.44	54.36	51.99

Dividends Per Common Share
(dollars)



2020	2021	2022	2023	2024
1.13	1.25	1.37	1.47	1.51

Capital Expenditures
(dollars in thousands)



2020	2021	2022	2023	2024
125,792	194,482	301,553	260,335	122,776

our 2024 safety performance did not meet our expectations. In the pursuit of achieving the top quartile of American Chemistry Council Safety Performance and our ambition to improve overall EHS&S effectiveness within our manufacturing sites, we formed a new operations team focusing on day-to-day EHS&S activities and performance at our 22 manufacturing sites around the world. This team will drive site-level execution of our EHS&S strategy and vision while partnering with our Corporate EHS&S Team to standardize processes, procedures and reporting. We are confident that these changes can deliver the necessary improvements in our safety performance and meet the expectations of our employees, their families and our stakeholders.

Stepan's ability to succeed in 2025 and beyond will result from our global team's capabilities, agility and teamwork. We foster engagement and empowerment with our employees, highlighting the direct connection of their individual and team accomplishments to the Company's success. To this end, we've enhanced our communication through town halls, monthly newsletters and more face-to-face interactions with our leaders. Additionally, we have continued to invest in our people's growth through training and development programs that provide new skills and tools to further their careers at Stepan. We look to bring people together, as their collective efforts lead to remarkable outcomes. By working collaboratively, our leadership teams across the world overcome challenges and achieve Stepan's strategic goals. Through collaboration and a results-oriented culture of collaboration, Stepan can accomplish great things.



Our focus on customer-centric innovation, operational and cost excellence and a collaborative and results oriented culture should propel Stepan to be in a position to deliver profitable growth and increased shareholder value in the years to come.

In 2025, we will focus on improving profitability, delivering EBITDA growth and increasing free cash flow. The investments we have made will improve our ability to serve our customers, streamline our processes and drive out costs. I am excited about the many opportunities we have as a Company, all with the goal of creating value for our shareholders. Stepan's relationships and trust with all of our stakeholders, from our employees to our customers to our suppliers to our shareholders, are what has sustained our success over the past 90-plus years and will continue to help us in the future.

Thank you for your continued support and investment in Stepan Company.



Luis E. Rojo
President and Chief Executive Officer

OUR PEOPLE AND COMMUNITIES

Our people are at the heart of everything we do at Stepan, and we recognize that our success is deeply connected to the wellbeing of our teams and the communities we serve. We are committed to fostering an inclusive and supportive work environment where every team member can thrive. Our employees are empowered to bring their unique perspectives and talents, driving innovation and excellence across the Company.

We invest in the growth and development of our people through comprehensive training programs, mentorship opportunities, and career advancement initiatives. By nurturing a culture of continuous learning, we ensure our team is equipped to meet our customers' needs and the evolving demands of the industry.

Stepan is dedicated to making a positive impact in the places where we operate. We actively engage with local communities through volunteer efforts, educational outreach, and charitable contributions. Our partnerships with schools, non-profit organizations, and community groups aim to address critical needs and promote sustainable development.

Stepan's commitment to our people and communities is unwavering, and we believe that by working together, we can create a brighter, more sustainable future for all.

Five-Year Summary

(dollars in thousands, except per share amounts)

For the Year	2024	2023	2022	2021	2020
Net Sales	$ 2,180,274	$ 2,325,768	$ 2,773,270	$ 2,345,966	$ 1,869,750
Operating Income	70,480	58,613	207,336	170,781	171,522
Percent of Net Sales	3.2%	2.5%	7.5%	7.3%	9.2%
Income Before Provision for Income Taxes	60,439	48,391	188,703	172,537	171,067
Percent of Net Sales	2.8%	2.1%	6.8%	7.4%	9.1%
Provision for Income Taxes	10,069	8,187	41,550	34,642	43,411
Net Income Attributable to Stepan Company	50,370	40,204	147,153	137,804	126,770
Per Diluted Share	2.20	1.75	6.38	5.92	5.45
Percent of Net Sales	2.3%	1.7%	5.3%	5.9%	6.8%
Percent to Total Stepan Company Stockholders' Equity[1]	4.2%	3.4%	13.1%	13.4%	13.5%
Cash Dividends Paid	33,950	32,868	30,573	28,083	25,405
Per Common Share	1.51	1.47	1.37	1.25	1.13
EBITDA[2]	186,818	165,832	293,162	269,075	257,450
Adjusted EBITDA[3]	186,952	180,022	301,482	276,574	264,371
Capital Expenditures	122,776	260,335	301,553	194,482	125,792
Free Cash Flow[4]	39,277	(85,459)	(140,790)	(122,347)	109,424
Weighted-average Common Shares Outstanding (Diluted)	22,931	22,946	23,064	23,287	23,256

As of Year End					
Working Capital[5]	$ 417,962	$ 454,577	$ 463,719	$ 401,718	$ 283,351
Current Ratio	1.2	1.4	1.6	1.8	2.2
Property, Plant and Equipment, Net	1,198,454	1,206,665	1,073,297	850,604	682,667
Total Assets	2,304,648	2,363,354	2,433,172	2,065,612	1,752,336
Long-Term Debt Obligations, Less Current Maturities	332,632	401,248	455,029	322,862	160,812
Total Stepan Company Stockholders' Equity	1,169,934	1,216,490	1,166,065	1,074,193	986,693

[1] Based on weighted-average number of common shares outstanding during the year.

[2] EBITDA is a non-GAAP measure. GAAP reconciliations are set forth on page 11 of this Annual Report.

[3] Adjusted EBITDA is a non-GAAP measure. Reconciliations are set forth on page 11 of this Annual Report.

[4] Free cash flow is a non-GAAP measure and reflects cash generated from operations minus capital expenditures. In 2024 cash generated from operations was $162.1 million and capital expenditures were $122.8 million. In 2023 cash generated from operations was $174.9 million and capital expenditures were $260.3 million. In 2022 cash generated from operations was $160.8 million and capital expenditures were $301.6 million. In 2021 cash generated from operations was $72.1 million and capital expenditures were $194.5 million. In 2020 cash generated from operations was $235.2 million and capital expenditures were $125.8 million.

[5] The 2022, 2021 and 2020 amounts have been retrospectively changed from the amounts previously reported as a result of the Company's change in method of calculating working capital. Working capital is now calculated by subtracting accounts payable from the sum of accounts receivable and inventories.

The selected financial data included herein has not been audited. The information was derived from the Company's audited financial statements for the respective years, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited in accordance with the standards of the United States Public Company Accounting Oversight Board. Copies of the full consolidated financial statements and of the independent registered public accounting firm's report that expressed an unqualified opinion (dated February 27, 2025) are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission, which is available on request or via our website at www.stepan.com.



2024 (dollars in thousands)

Global Sales

● North America	$1,239,606
● Europe	517,525
● Latin America	321,092
● Asia Pacific	102,051

2024 Sales Dollar Distribution
(dollars in thousands)



2024 (dollars in thousands)

Long Lived Assets

● North America	$1,027,114
● Europe	169,954
● Latin America	93,351
● Asia Pacific	42,076

● Material	$1,246,024	57.15%
● Other Expense	475,594	21.81%
● Payroll & Fringes	286,020	13.12%
● Depreciation & Amortization	112,197	5.15%
● Income Taxes	10,069	0.46%
● Net Income	50,370	2.31%

EBITDA Reconciliation (dollars in thousands)

	2024	2023	2022	2021	2020
Net Income Attributable to Stepan Company	$ 50,370	$ 40,204	$ 147,153	$ 137,804	$ 126,770
Provision for Income Taxes	10,069	8,187	41,550	34,642	43,411
Income Attributable to Stepan Company Before Provision for Income Taxes*	**60,439**	**48,391**	**188,703**	**172,446**	**170,181**
Interest, Net	14,182	12,103	9,809	5,753	5,409
EBIT	**74,621**	**60,494**	**198,512**	**178,199**	**175,590**
Depreciation & Amortization	112,197	105,338	94,650	90,876	81,860
EBITDA	**186,818**	**165,832**	**293,162**	**269,075**	**257,450**
Deferred Compensation (Income) Expense	(2,406)	(735)	(3,117)	1,952	5,268
Business Restructuring/ Assets Impairment/ Asset Disposition Expense	-	11,968	308	3,353	1,212
Goodwill and Other Intangibles Impairment	-	2,038	-	-	-
Cash-Settled SARs (Income) Expense	-	(98)	(354)	217	441
Environmental Remediation Expense	2,540	1,017	11,483	1,977	-
Adjusted EBITDA	**186,952**	**180,022**	**301,482**	**276,574**	**264,371**

*Excluding Net (Gain) Loss Attributable to Noncontrolling Interest

Reconciliation of Non-GAAP Adjusted Net Income*

(dollars in thousands, except per share amounts)

	2024	EPS	2023	EPS
Net Income Reported	$ 50,370	$ 2.20	$ 40,204	$ 1.75
Deferred Compensation (Income) Expense	(1,805)	(0.08)	(551)	(0.02)
Business Restructuring & Asset Impairment Expense	-	-	8,929	0.39
Goodwill and Other Intangibles impairment	-	-	1,422	0.06
Cash-Settled SARs (Income) Expense	-	-	(74)	(0.00)
Environmental Remediation Expense	1,905	0.08	762	0.03
Adjusted Net Income	**$ 50,470**	**$ 2.20**	**$ 50,692**	**$ 2.21**

*All amounts in this table are presented after-tax



EBITDA
(dollars in thousands)

Stepan

Board of Directors



F. Quinn Stepan, Jr.
Chairman



Luis E. Rojo
President and
Chief Executive Officer



Lorinda A. Burgess
Former Vice President,
Finance and Chief Financial
Officer, Americas Region of
Medtronic Inc.



Randall S. Dearth
Advisor, SK Capital Partners, LP



Joaquin Delgado, PhD
Former Executive Vice President,
Consumer Business Group,
3M Company



Susan M. Lewis
Former Senior Vice President,
Global Operations, Corteva, Inc.



Jan Stern Reed
Former Senior Vice President,
General Counsel and
Corporate Secretary,
Walgreens Boots Alliance, Inc.



Edward J. Wehmer
Founder and Senior Advisor,
Wintrust Financial Corporation

Officers

Luis E. Rojo
President and Chief Executive Officer

Robert J. Haire
Executive Vice President, Supply Chain

Samuel S. Hinrichsen
Vice President and
Interim Chief Financial Officer

Jason S. Keiper, PhD
Vice President and Chief Technology
and Sustainability Officer

Sean T. Moriarty
Vice President and General Manager,
Surfactants

Sharon N. Purnell
Vice President and
Chief Human Resources Officer

Richard F. Stepan
Vice President and
General Manager, Polymers

Departmental Vice Presidents

Ethics and Compliance
David B. Mattingly
Vice President, Chief Compliance and Risk Officer

Finance
Matthew J. Eaken
Vice President and Controller
Joseph Whitney
Vice President and Chief Information Officer

Legal
Stefan Svensson
Vice President, Global Environmental, Health, Safety and Security

Polymers
Michael A. McCurrie
Vice President, Americas
Roger Stubbs
Vice President, Europe

Procurement
Jeff Hempfling
Vice President, Procurement

Research and Development
Jim Faunce, PhD
Vice President, Global Quality and
Regional Product Development

Supply Chain
Daniel Bertholf
Vice President, Strategic Planning, Platform and
Asset Management
Leandro Sab Cassola
Vice President, North America Manufacturing
Wojciech Mazurek
Vice President, Europe and Asia Supply Chain

Surfactants
David Allen
Vice President, Global Crop Productivity
Eduardo Lopes Do Couto
Vice President and General Manager, Mercosul
Cassandra Fricke
Vice President, Global Sales and Channel Growth
Adriano Galimberti
Vice President and General Manager, North America
Rafael Monroy Pedraza
Vice President and General Manager, LatAm
Philippe Nastasi
Vice President, European Surfactants
Robin Weitkamp
Vice President, Surfactant Commercial Development

Corporate Information

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Chicago, Illinois

Transfer Agent and Registrar
Computershare
P.O. Box 43006
Providence, RI 02940-3006
877-373-6374

Contact the Transfer Agent and Registrar concerning dividends, transfer of ownership or other matters pertaining to your stock.

Stock Listing
New York Stock Exchange: SCL

Investor Relations
Samuel S. Hinrichsen
VP and Interim CFO
Phone: 847-446-7500

Form 10-K
Copies of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge to stockholders and interested parties upon written request to the Secretary of the Company or on our website at www.stepan.com.

Annual Meeting
The 2025 Annual Meeting of the Stockholders of the Company will be held at 9:00 a.m., Tuesday, April 29, 2025, at the Company's headquarters in Northbrook, Illinois.

Corporate Governance
The Company's Corporate Governance Guidelines and Code of Conduct are provided on our website at www.stepan.com within the Investors section of the site. Our website also provides contact information for the Company's Ethics Hotline, which allows employees, stockholders and other interested parties to communicate with the Company (on an anonymous basis, if desired) through an independent third party hotline by telephone or online.

Design
Big Pivot Partners



Northbrook, IL 60062
847.446.7500

stepan.com

Headquarters

Northbrook, Illinois, USA – Corporate Headquarters
Northfield, Illinois, USA – Global Technology Center

Manufacturing Locations

North America

Anaheim, California, USA
Columbus, Georgia, USA
Fieldsboro, New Jersey, USA
Lake Providence, Louisiana, USA
Maywood, New Jersey, USA
Millsdale (Elwood), Illinois, USA
Pasadena, Texas, USA
Wilmington, North Carolina, USA
Winder, Georgia, USA

Asia

Bauan, Batangas, Philippines
Jurong Island, Singapore
Nanjing, China

Europe

Brzeg Dolny, Poland
Stalybridge, England, UK
Vlissingen, The Netherlands
Voreppe (Grenoble), France
Wesseling (Cologne), Germany

Latin America

Ecatepec, Mexico
Manizales, Colombia
Matamoros, Mexico
Salto, Brazil
Vespasiano, Brazil